Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Dana M. Hartz, Senior Staff Accountant

Re:	Intellect Neurosciences, Inc.
File No. 333-128226
VIA EDGAR AND FACSIMILE
May 29, 2007
Dear Ms. Hartz:
On behalf of Intellect Neurosciences, Inc. (the “Company”), we are providing the following responses to the comments set forth in the comment letter dated March 21, 2007 (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Elliot Maza.
Form 8-K filed May 16, 2007, Item 4.01
1.    STAFF COMMENT: Please revise the second sentence in paragraph two of your filing to specifically state whether, during the “Periods” and the subsequent interim period through May 10, 2007, there were any disagreements with the former auditor as defined in Item 304(a)(1)(iv) of Regulation S-B and the second sentence in paragraph three of your filing to state whether, during the “Periods” and the subsequent interim period through May 10, 2007, the Company consulted with the new independent accountant on any of the items in Item 304(a)(2) of Regulations S-B.

COMPANY RESPONSE:	In response to the Staff’s requested revisions as set forth in the Comment Letter, the Company filed an amended report on Form 8-K/A on the date hereof (the “Amended Filing”) to amend its filing on Form 8-K filed May 16, 2007 (the “Original Filing”). A conformed copy of the Amended Filing is being filed herewith.

	(i)	Paragraph two of the Amended Filing restates the text of paragraph two of the Original Filing while also specifically stating that, during the Periods and the subsequent interim period through May 10, 2007, there were no disagreements (as defined in Regulation S-B Item 304(a)(1)(iv) and the related instructions) with the Company’s former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure which, if not resolved to the Company’s former auditor’s satisfaction, would have caused them to make reference thereto in their report on the Company’s financial statements for the Periods, and there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-B); and

	(ii)	Paragraph three of the Amended Filing restates the text of paragraph three of the Original Filing while also specifically stating that, that during the Periods and during the subsequent interim period through May 10, 2007, neither the Company nor anyone acting on its behalf consulted with Eisner with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, or any other matters, including disagreements or reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-B, except that Eisner audited the financial statements for the Company’s wholly-owned subsidiary for the calendar year ended December 31, 2006.
2.    STAFF COMMENT: Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Amisano Hanson, Chartered Accountants, as required by Item 304(a)(3) of Regulation S-B. Please ensure that your former accountants date their letter.

COMPANY RESPONSE:	In response to the Staff’s request in Item 2 of the Comment Letter, the Amended Filing states that the Company has made the contents of the Original 8-K filing available to the Company’s former accountants, Amisano Hanson, Chartered Accountants (“Amisano Hanson”), and has requested it to furnish a letter to the Company addressed to the Securities and Exchange Commission as to whether or not Amisano Hanson agrees or disagrees with, or wishes to clarify the Company’s expression of its views. In the Amended Filing, the Company undertakes the obligation to file a copy of any such letter on Form 8-K/A upon receipt.
3.    The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call Elliot Maza at 212-448-9300 with any questions or further comments you may have regarding this filing or if you wish to discuss the responses above.
Sincerely,
INTELLECT NEUROSCIENCES, INC.

/s/ Elliot Maza
Elliot Maza
President and Chief Financial Officer